Exhibit 99.1

PERDIGÃO S.A.

CNPJ/MF n.º 01.838.723/0001-27

A Public Company

MINUTES OF THE 38th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: December 12, 2007 at 7:00 p.m. at Av. Escola Politécnica, 760, in the city and state of São Paulo. QUORUM: All the Board Members. PRESIDING MEMBERS: Nildemar Secches, President, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS TAKEN: 1) Public Offering of Shares: The Board Members (a) unanimously approved an increase in the Company’s capital stock within the authorized capital in the amount of R$900,000,000.00 (nine hundred million reais), from R$1,600,000,000.00 (one billion, six hundred million reais) to R$2,500,000,000.00 (two billion, five hundred million reais), upon the issuance of 20,000,000 (twenty million) common shares (“Offered Shares”), all of them book entry with no par value, to be publicly distributed in Brazil, in the non-organized over-the-counter market on the basis of a standby settlement agreement; (b) approved the offering price of the Offered Shares of R$ 45.00 (forty five reais) per share. The offering price was calculated following the conclusion of the procedure for the collection of investment intentions (bookbuilding) undertaken by the lead underwriter of the Offering and the intentions of the institutional investors to the subscription and acquisition of the Offered Shares pursuant to Paragraph 1, Section III of Article 170 of Law 6,404/76 and CVM Instruction 400 of December 29 2003; (c) approved, pursuant to Article 24 of CVM Instruction 400/03, as amended, the granting to the Brazilian underwriter and the placement agents, of an option for the acquisition of up to additional 3,000,000 (three million) shares of the Company (“Additional Shares”), representing 15% (fifteen per cent) of the common shares initially offered, under the same conditions and price of the aforementioned common shares initially offered, this option being destined exclusively to meet an excess in demand that may arise during the course of the offering; this option may be exercised within a period of up to 30 (thirty) days as from the date of the signature of the Agreement for the Public Primary Distribution of Commons Shares issued by the Company; (d) approved the exclusion of preemptive rights of the current Company’s shareholders to the priority subscription of the Offered Shares, pursuant to Article 172 of Law 6,404/76; (e) the Offered Shares shall be paid up in cash upon subscription, in Brazilian currency; (f) the Offered Shares shall have the same rights as the other common shares of the Company, pursuant to the Company’s Bylaws and applicable laws, being entitled to receive in full dividends and other payments of any nature that may be declared by the Company as from the settlement date of the Offered Shares and, in the case of the Additional Shares, as from the settlement date of the Additional Shares; (g) approved the full contents of the prospectus used in the Global Offering as well as other documents related to the latter; (h) approved the use of proceeds to be raised from the increase in the capital by the Company as indicated in the Offering Memoranda; and (i) additionally, the members of the Board of Executive Officers of the Company were authorized to take all measures and practice all acts necessary for the execution of the Offering, as well as to sign all documents and contracts necessary for the realization of the Offering, and proxies granting powers to third parties, on behalf of the Company to receive judicial summons and notifications, as well as to adopt the measures necessary for executing the Offering.

CONCLUSION: These minutes, having been drafted, read and approved, were signed by the meeting’s participants. Nildemar Secches, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva. (I hereby certify that these minutes are an exact copy of the original minutes drafted to Book 2, page 25 and 26 of the Minutes of Ordinary and Extraordinary Meetings of the Company’s Board of Directors).

NEY ANTONIO FLORES SCHWARTZ

Secretary

“The Offered Shares and the Additional Shares will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements”.